United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HAMMERHEAD ENERGY INC.

(Name of Subject Company (Issuer))

HAMMERHEAD ENERGY INC.

(Name of Filing Person (Offeror and Issuer))

Warrants to purchase Class A common shares

(Title of Class of Securities)

408302115

(CUSIP Number of Class of Securities)

Michael G. Kohut

Hammerhead Energy Inc.

Suite 2700, 525 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Canada

(403) 930-0560

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Adam M. Givertz

Ian M. Hazlett

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the "SEC") on April 28, 2023 (as amended, the "Schedule TO"), by Hammerhead Energy Inc., a corporation incorporated under the laws of the Province of Alberta ("Hammerhead" or the "Corporation"), to the holders of its warrants to purchase Class A common shares (the "Warrants"), to purchase up to 20,000,000 of the Warrants at a price of US$1.00 per Warrant in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2023 (the "Original Offer to Purchase"), as supplemented and amended by the Notice of Variation, dated May 19, 2023 (the "Notice of Variation" and, together with the Original Offer to Purchase, the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Original Circular"), as supplemented and amended by the Notice of Variation (the Notice of Variation together with the Original Circular, the "Circular") and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer". This Amendment No. 1 should be read in conjunction with the Schedule TO and its exhibits. This Amendment No. 1 is made to amend and supplement the Original Offer to Purchase and the Original Circular, filed as Exhibit (a)(1)(A) to the Schedule TO. The Notice of Variation is being filed herewith as Exhibit (a)(1)(D).

Only those items amended are reported in this Amendment No. 1. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO.

Amendments to the Original Offer to Purchase and Original Circular

The Original Offer to Purchase and Original Circular and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows.

On page iv of the Original Offer to Purchase, the first paragraph under the heading "Information for U.S. Warrantholders - Incorporation by Reference" is restated as follows:

For the purposes of the filing of this document with the SEC, the following documents are incorporated by reference in this Offer to Purchase and Circular: (i) the Corporation's Annual Report on Form 20-F for the year ended December 31, 2022 filed by Hammerhead with the Alberta Securities Commission and the Ontario Securities Commission on March 28, 2023 and with the SEC on March 29, 2023; and (ii) the Corporation's unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2023 and management's discussion and analysis thereon filed by Hammerhead with the Alberta Securities Commission and the Ontario Securities Commission on May 11, 2023 and included in the Corporation's Form 6-K furnished to the SEC on May 12, 2023 (collectively, the "Q1 Documents"). You should read the Annual Report on Form 20-F, the Q1 Documents and any other documents subsequently incorporated by reference herein for important information regarding the Corporation.

On page 1 of the Original Offer to Purchase, the response to the question, "What will the Purchase Price for the Warrants be and what will be the form of payment?" under the heading "Summary" is restated as follows:

The Purchase Price for the Warrants pursuant to the Offer is US$1.00 per Warrant. Warrantholders should be aware that the Offer's $1.00 Purchase Price falls significantly below the lower end of VRC's fair market value ranges contained in the Valuation (as defined herein) for both the Public Warrants and the Private Placement Warrants. If a Warrantholder's Warrants are purchased under the Offer, that Warrantholder will be paid the Purchase Price (subject to applicable withholding taxes, if any) in cash, without interest, promptly following the expiration of the Offer. Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment. See "Offer to Purchase - Purchase Price".

On page 4 of the Original Offer to Purchase, the response to the question, "Following the Offer, will Hammerhead continue as a public corporation?" under the heading "Summary" is restated as follows:

Yes. The purchase of Warrants pursuant to the Offer will not cause our Shares to be de-listed from Nasdaq or the TSX or cause us to be eligible for deregistration under the Exchange Act. Hammerhead will continue to be a reporting issuer in the provinces of Alberta and Ontario. Hammerhead believes that the purchase of Warrants pursuant to the Offer will not cause the remaining Warrants to be de-listed from Nasdaq or cause the Warrants to become eligible for deregistration under the Exchange Act. Hammerhead believes that the purchase of Warrants through the Offer will not cause the remaining Warrants to be de-listed from the TSX, provided that Hammerhead continues to be in compliance with the public distribution requirements for such Warrants on the TSX. See "Issuer Bid Circular - Purpose and Effect of the Offer".

On page 7 of the Original Offer to Purchase, the first paragraph under the heading "Section 2-Purchase Price" is restated as follows:

The Purchase Price is US$1.00 per Warrant, for an aggregate purchase price not exceeding US$20,000,000. Warrantholders should be aware that the Offer's $1.00 Purchase Price falls significantly below the lower end of VRC's fair market value ranges contained in the Valuation for both the Public Warrants and the Private Placement Warrants. Upon the terms and subject to the conditions of the Offer (including the pro-ration provisions described herein), all Warrantholders who have properly tendered and not withdrawn their Warrants will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Warrants purchased.

On page 13 of the Original Offer to Purchase, provision (c)(iii) under the heading "Section 7-Conditions of the Offer" is restated as follows:

(iii) any actual or potential existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, a natural disaster, pandemic, outbreak, epidemic, or the commencement of a war, armed hostilities, act of terrorism, political instability or other international, national or regional calamity, crisis, emergency, act of God or any governmental or other response to any of the foregoing, directly or indirectly involving or affecting Canada, the United States or any other region where the Corporation maintains significant business activities that is reasonably likely to materially and adversely affect the Corporation's business, the trading in the Warrants or the Shares or the Corporation's ability to complete the Offer;

On page 13 of the Original Offer to Purchase, provision (c)(viii) under the heading "Section 7-Conditions of the Offer" is restated as follows:

(viii) a decrease or increase in the market price of the Warrants by 20% or more after the close of business on April 27, 2023;

On page 15 of the Original Offer to Purchase, provisions (m) and (q) under the heading "Section 7-Conditions of the Offer" are deleted.

On page 31 of the Original Circular, the final paragraph under the heading "Section 5-Price Range and Trading Volume of the Warrants" is restated as follows:

Hammerhead believes that the purchase of Warrants pursuant to the Offer will not cause the remaining Warrants to be de-listed from Nasdaq or cause the Warrants to become eligible for deregistration under the Exchange Act. Hammerhead believes that the purchase of Warrants through the Offer will not cause the remaining Warrants to be de-listed from the TSX, provided that Hammerhead continues to be in compliance with the public distribution requirements for such Warrants on the TSX.

Item 11. Additional Information

Item 11(c) of the Schedule TO is hereby amended and supplemented with the following:

The information in the Offer to Purchase and the accompanying Circular, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(A), is being amended and/or supplemented by the Notice of Variation, filed herewith as Exhibit (a)(1)(D), which is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 27, 2023, and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)	Notice of Variation, dated May 19, 2023.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	News Release, dated April 27, 2023.

(a)(5)(B)*	Summary Advertisement, dated April 28, 2023.

(a)(5)(C)	Unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2023 (incorporated by reference to Exhibit 99.1 to the Corporation's Report on Form 6-K furnished to the SEC on May 12, 2023).

(a)(5)(D)	Management's Discussion and Analysis for the three months ended March 31, 2023 (incorporated by reference to Exhibit 99.2 to the Corporation's Report on Form 6-K furnished to the SEC on May 12, 2023).

(a)(5)(E)	News Release, dated May 19, 2023.

(b)(1)†‡*	Fourth Amended and Restated Credit Agreement dated June 9, 2022 between Hammerhead Resources Inc., as borrower, Canadian Imperial Bank of Commerce, National Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders, incorporated by reference to Exhibit 10.10 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on November 18, 2022.

(b)(2)†‡*	Consent and Second Amending Agreement dated December 15, 2022 between Hammerhead Resources Inc., as borrower, Canadian Imperial Bank of Commerce, Royal Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders and Canadian Imperial Bank of Commerce, a Canadian chartered bank, as Agent, incorporated by reference to Exhibit 10.10 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 21, 2022.

(d)(1)*	Business Combination Agreement, dated September 25, 2022 by and among Decarbonization Plus Acquisition Corporation IV ("DCRD"), Hammerhead Resources Inc. ("Hammerhead Resources"), 2453729 Alberta ULC and the Corporation, incorporated by reference to Exhibit 2.1 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(2)*	Amended and Restated Warrant Agreement by and among the Corporation, Computershare Inc. and Computershare Trust Company, N.A., incorporated by reference to Exhibit 2.1 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(3)*	Warrant Assignment and Assumption Agreement by and among the Corporation, DCRD, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent, incorporated by reference to Exhibit 2.2 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(4)*	Amended and Restated Registration Rights Agreement by and among the Corporation and the holders named therein, incorporated by reference to Exhibit 2.3 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(5)*	Form of Lock-up Agreement, dated as of September 25, 2022, incorporated by reference to Exhibit 10.6 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(6)*	Amended and Restated Indenture dated June 19, 2020 between Hammerhead Resources as issuer, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership, as guarantors and Computershare Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.5 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 6, 2022.

(d)(7)*	Hammerhead Energy Inc. Legacy Share Award Plan, incorporated by reference to Exhibit 4.8 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(8)*	Hammerhead Energy Inc. Legacy Share Option Plan, incorporated by reference to Exhibit 4.9 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(9)*	Hammerhead Energy Inc. Equity Incentive Award Plan, incorporated by reference to Exhibit 4.10 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(10)*	Hammerhead Energy Inc. Share Option Plan, incorporated by reference to Exhibit 4.11 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(11)*	Sponsor Support Agreement, dated as of September 25, 2022, by and among DCRD, Decarbonization Plus Acquisition Corporation IV Sponsor LLC ("DCRD Sponsor"), Riverstone Global Energy and Power Fund V (Cayman), L.P., Hammerhead Resources and the Corporation, incorporated by reference to Exhibit 10.7 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(12)*	Sponsor Side Letter, dated as of September 25, 2022, by and among DCRD, DCRD Sponsor, Riverstone Global Energy and Power Fund V (Cayman), L.P. and certain subsidiaries thereof, incorporated by reference to Exhibit 10.5 to DCRD's Current Report on Form 8-K (File No. 001-40731) filed with the SEC on September 26, 2022.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

___________

† Schedules to this exhibit have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The Corporation hereby agrees to furnish a copy of any omitted schedules to the Securities and Exchange Commission upon request.

‡ Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

* Previously filed.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMMERHEAD ENERGY INC.

By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer

Date: May 19, 2023